

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

<u>Via Email</u>
John T. Hewitt
Chief Executive Officer and Chairman
JTH Holding, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454

> **Re: JTH Holding, Inc.**
> **Form 10-12G**
> **Filed April 18, 2012**
> **File No. 000-54660**

Dear Mr. Hewitt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Because you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise:

- To describe how and when a company may lose emerging growth company status;
- To describe briefly the various exemptions that are available to you such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- To state your election under Section 107(b) of the JOBS Act:
  - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

2. Please note that the Form 10 goes effective, by lapse of time, 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Liquidity and Capital Resources, page 52

Operating Cash Flow Needs, page 58

3. We note that as of January 31, 2012 you accrued a liability of $1.3 million relating to anticipated losses on ICA loans made during the 2012 tax season as of that date. Considering that this accrual only relates to your obligation to repurchase ICA loans made through January 31, 2012 and that the tax season primarily extends through your entire fourth quarter, revise to disclose any known and anticipated trends, demands, commitments, events, or uncertainties reasonably likely to materially increase or decrease liquidity with respect to these guarantees or any other third party obligations.

Item 6. Executive Compensation, page 75

4. Please provide your executive compensation disclosure for fiscal 2012.

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited) for the three and nine months ended January 31, 2012 and 2011

Note 1 - Organization and Significant Accounting Policies, page F-41

5. We note that your total revenues increased by 18% in the first nine months of fiscal 2012, primarily due to a 69% increase in financial products revenue. You state that the increase in financial product revenue occurred primarily because you offered your own ERCs and ICAs in more offices in the first nine months of fiscal 2012 compared to the first nine

months of fiscal 2011. To help us better understand this revenue stream; please describe for us how the ERC and ICA products function for all parties, including you, your subsidiary JTH Financing, your franchisee, the non-bank lender and the customer. Describe your involvement in the design and underwriting of the loans, how the cash flows for these transaction, how you earn revenue from these products, and any guarantee obligations. It would be helpful if you could provide us with a typical example and the related accounting entries.

6. We note that you offer new and existing franchisees an option to acquire new franchises under a "zero franchise fee" alternative. Please revise your accounting policy to address how your new "zero franchise fee" program affects revenue recognition.

7. We note that you incurred a $1.7 million and a $1.6 million increase during the three and nine month period ended January 31, 2012, respectively, in fees associated with providing financial products and expenses related to your obligation to purchase from the lender any ICA more than 60 days past due. Please tell us how you determined the amount of the liability at January 31, 2012 and revise to provide all of the disclosures required by ASC 460-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John T. Hewitt
JTH Holding, Inc.
May 10, 2012
Page 4

You may contact Christy Adams, Staff Accountant, at 202-551-3363 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via Email
        David W. Ghegan, Esq.
        Troutman Sanders LLP